UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the three months ended March 31, 2019 of Dynagas LNG Partners LP (the "Partnership").
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements containing words such as "expect," "anticipate," "believe," "estimate," "likely" or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Partnership are intended to identify forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Commission on April 24, 2019.
In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:
·	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
·	our anticipated growth strategies;
·	the effect of a worldwide economic slowdown;
·	potential turmoil in the global financial markets;
·	fluctuations in currencies and interest rates;
·	general market conditions, including fluctuations in charter hire rates and vessel values;
·	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
·	forecasts of our ability to make cash distributions on the units or any increases or decreases in our cash distributions;
·	our future financial condition or results of operations and our future revenues and expenses;
·	the repayment of debt and settling of interest rate swaps (if any);
·	our ability to make additional borrowings and to access debt and equity markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;
·	our ability to maintain long-term relationships with major LNG traders;
·	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
·	our ability to realize the expected benefits from our vessel acquisitions;
·	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels;
·	our continued ability to enter into long-term time charters;
·	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
·	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
·	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
·	acceptance of a vessel by its charterer;
·	termination dates and extensions of charters;
·
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

·	availability of skilled labor, vessel crews and management;
·
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

·	the anticipated taxation of our Partnership and distributions to our unitholders;
·	estimated future maintenance and replacement capital expenditures;
·	our ability to retain key employees;
·	charterers' increasing emphasis on environmental and safety concerns;
·	potential liability from any pending or future litigation;
·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
·	future sales of our common units in the public market;
·	our business strategy and other plans and objectives for future operations; and
·	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
We make no prediction or statement about the performance of our units.  The various disclosures included in this Report on Form 6-K and in our other filings made with the U.S. Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2019

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the three month periods ended March 31, 2019 and 2018. Unless otherwise specified herein, references to the “Partnership”, “we”, “our” and “us” or similar terms shall include Dynagas LNG Partners LP and its wholly owned subsidiaries, references to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries. Our Sponsor is beneficially owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou, and members of his family. References to our “General Partner” are to Dynagas GP LLC, an entity owned and controlled by our Sponsor and references to our “Manager” are to Dynagas Ltd., which is wholly owned by Mr. Georgios Prokopiou. All references in this report to “Gazprom”, “Equinor” and “Yamal” refer to Gazprom Marketing and Trading Singapore Pte Ltd, Equinor ASA (former Statoil ASA) and Yamal Trade Pte. Ltd. respectively and certain of their respective subsidiaries or affiliates, which are our current or prospective charterers.
You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. Please see our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 24, 2019, and our other filings with the Commission, which contain additional information relating to our management’s discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence.
Business Overview and Development of the Partnership
We are a growth-oriented limited partnership focused on owning and operating liquified natural gas (LNG) carriers. All six vessels in our fleet, which we refer to as our “Fleet”, are currently employed or contracted to be employed on multi-year time charters, which we define as charters with an initial term of two years or more, with international energy companies, such as Gazprom, Equinor and Yamal, providing us with the benefits of stable cash flows and high utilization rates.

We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, floating power plants, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. We believe that our vessel purchase options and other rights under the Omnibus Agreement with our Sponsor provide us with significant built-in growth opportunities. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels that we may acquire. Subject to favorable market conditions, we may raise capital in the public or private markets, including through debt or equity offerings of our securities. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth.

Pursuant to the Omnibus Agreement that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right but not the obligation, subject to certain terms and conditions, to acquire our Sponsor’s ownership interest (which is currently 49.0%) in each of five entities jointly owned and operated by our Sponsor and two unrelated parties, which each own a 172,000 cubic meter ARC 7 LNG carrier, or the Additional Optional Vessels. The Additional Optional Vessels consist of the Boris Vilkitsky, which was delivered in the fourth quarter of 2017, the Fedor Litke, which was delivered in the first quarter of 2018, the Georgiy Brusilov, which was delivered in the fourth quarter of 2018, the Boris Davydov and the Nikolay Zubov, which were each delivered in the first quarter of 2019 to the joint venture partners, including our Sponsor. We have, with the approval of the Conflicts Committee, waived the Sponsor’s obligation to present us with a formal offer to purchase the Additional Optional Vessels on the terms and conditions set forth in the Omnibus Agreement and at times when we have determined, in our discretion, not to purchase such vessels. We continue to have the right but not the obligation to purchase the Additional Optional Vessels for 24 months following the expiration of the offer (which was waived). We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee, to extend, or further extend, as applicable, each purchase option exercise period. However, there is no assurance that our Sponsor will grant an extension requested by us.

As of the date of this report, we have outstanding 35,490,000 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the “Series A Preferred Units”, and 2,200,000 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units, or the “Series B Preferred Units”. Our Sponsor currently beneficially owns approximately 44.0% of the equity interests in the Partnership (excluding the Series A and Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units.
Securities Offerings
In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 per common unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.

In September 2014, we completed our underwritten public offering of the 2019 Notes.

In July 2015, we completed our underwritten public offering of the Series A Preferred Units at $25.00 per unit.

On October 23, 2018, we completed an underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a price of $25.00 per unit. Distributions on the Series B Preferred Units will be payable to November 22, 2023 at a fixed rate equal to 8.75% per annum and from November 22, 2023, if not redeemed, at a floating rate. The Partnership received net proceeds of approximately $53.0 million from this public offering, after deducting underwriters’ discounts and commissions and estimated offering expenses. Concurrently with the conclusion of the Series B Preferred Units offering, we entered into the Fourth Amended and Restated Partnership Agreement dated October 23, 2018 in order to conform its provisions further to the terms related to the issuance of the Series B Preferred Units and to remove references to certain subordinated units and subordinated periods that are no longer in effect.
Our common units, Series A Preferred Units, Series B Preferred Units and our 2019 Notes trade on the New York Stock Exchange, or NYSE, under the symbols “DLNG”, “DLNG PR A”, “DLNG PR B” and “DLNG 19”, respectively.
Vessel Acquisitions
In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement that was in effect at that time, for a purchase price of $235.0 million. We funded the purchase price of this vessel using the net proceeds we received in the June 2014 offering of common units together with the proceeds we received from our $340 million senior secured revolving credit facility, which certain of our subsidiaries entered into with an affiliate of Credit Suisse (USA) LLC in 2014. The $340 million senior secured revolving credit facility has since been repaid in full.

In September 2014, we completed the acquisition of the Yenisei River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $257.5 million. We funded the purchase price of this vessel using the net proceeds we received from our 2019 Notes offering, together with cash on hand.

In December 2015, we acquired the Lena River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $240.0 million. We funded the purchase price using the net proceeds we received from our offering of Series A Preferred Units, cash on hand, and borrowings under our $200 million senior secured loan facility, which two of our vessel-owning subsidiaries entered into in December 2015 with ABN Amro NV. The $200 million senior secured loan facility has since been repaid in full.

Recent Events
First quarter 2019 common unit distribution

On May 10, 2019, we paid a cash distribution in respect of the first quarter of 2019 of $0.0625 per common unit to all common unitholders of record as of May 3, 2019.
Series A Preferred Units Cash Distribution

On May 13, 2019, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2019 to May 11, 2019, to all Series A Preferred unitholders of record as of May 6, 2019.
Series B Preferred Units Cash Distribution

On May 22, 2019, we paid a cash distribution of $0.546875 per unit on our Series B Preferred Units for the period from February 22, 2019 to May 21, 2019, to all Series B Preferred unitholders of record as of May 15, 2019.
The Lena River completed its multi-month charter with a major international energy company

On May 31, 2019, the Lena River completed its employment with a major international energy company, pending its delivery to its multi-year charter with Yamal, which is expected to occur on or about July 1, 2019.

Class action filed against the Partnership

A class action litigation titled Mario Epelbaum v. Dynagas LNG Partners LP, Dynagas GP, LLC, Dynagas Holding Ltd, Tony Lauritzen, Michael Gregos and George J. Prokopiou, No. 19-cv-04512 was filed by an investor on May 16, 2019 in the United States District Court for the Southern District of New York. Plaintiff alleges violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and Section 20(a) of the Exchange Act, in relation to certain statements regarding two charter party contracts and the revenue derived from those contracts. Although the litigation is still in its very early phases, the Partnership and its management believe that the allegations in the lawsuit are without merit and intend to vigorously defend their position.

Our Fleet and our Charters
As of June 18, 2019, our Fleet consisted of six LNG carriers with an average age of approximately 8.9 years. All six vessels in our Fleet are currently employed or are contracted to be employed on multi-year time charters with international energy companies, such as Gazprom, Equinor and Yamal. As of June 18, 2019, the estimated contracted revenue backlog of our Fleet was approximately $1.35 billion with average remaining contract duration of approximately 9.3 years. Our Fleet estimated contract backlog includes estimated revenues to be earned under the charters for the Yenisei River and the Lena River with Yamal that are subject to the satisfaction of important conditions (which includes, but are not limited to, a condition requiring that certain defaults have not occurred under a shipbuilding contract held by a special purpose company that is not controlled by us), which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case, we may not receive the contracted revenues thereunder. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.

The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of June 18, 2019:

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE*	Equinor	July 2021	September 2021	September 2023
Yenisei River	2013	155,000	Yes	TFDE*	Yamal	Q4 2033	Q2 2034	Q2 2049 (1)
Lena River	2013	155,000	Yes	TFDE*	Yamal	Q2 2034	Q3 2034	Q4 2049 (1)

* As used in this report, “TFDE” refers to tri-fuel diesel electric propulsion system.
(1)
The Lena River is expected to commence employment with Yamal on or about July 1, 2019. The charter contracts for the Yenisei River and the Lena River with Yamal in the Yamal LNG Project each have an initial term of 15.5 years and 15 years, respectively, which may each be extended by three consecutive periods of five years.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of June 18, 2019 and for the each of the years ending December 31, 2019, 2020 and 2021:

Estimated contract backlog, at end of year	2019	2020	2021
Contracted time charter revenues (in millions of U.S. Dollars) (1)(2)	$72.7	$137.9	$126.9
Contracted days	1,163	2,196	2,008
Available Days	1,176	2,196	2,190
Contracted/Available Days	99%	100%	92%

(1)
Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.

(2)
Estimated contracted revenues for each of the years 2019, 2020, 2021 include the amount of $6.3 million, $12.1 million and $12.1 million respectively, which relate to the estimated portion of the variable hire contained in the above mentioned time charter contracts with Yamal, which represent the operating expenses of the respective vessels and are subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons.  In addition, as of March 31, 2019, we derived our revenues from four charterers, who accounted for 49%, 21%, 16% and 14%, respectively. Our inability or the inability of any of our counterparties to perform the respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is abandoned or underutilized for any reason, including, but not limited, to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.
Operating results
Selected financial information
The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data, unit and per unit data and Other Financial Data.
Selected Historical Financial Data and Other Operating Information	Three Months Ended March 31,
	2019	2018
STATEMENT OF INCOME (In thousands of U.S. Dollars, except for units and per unit data)
Voyage revenues	$31,403	$33,904
Voyage expenses- including related party (1)	(562)	(621)
Vessel operating expenses	(6,921)	(6,340)
Dry-docking and special survey costs	—	(467)
General and administrative expenses- including related party (2)	(447)	(629)
Management fees-related party	(1,612)	(1,565)
Depreciation	(7,480)	(7,476)
Operating income	$14,381	$16,806
Interest and finance costs, net	(12,505)	(11,882)
Other, net	16	(84)
Net Income	$1,892	$4,840
Common unitholders’ interest in Net Income	$(998)	$3,149
Series A Preferred unitholders’ interest in Net Income	$1,688	$1,688
Series B Preferred unitholders’ interest in Net Income	$1,203	$—
General Partner’s interest in Net Income	$(1)	$3

(LOSS)/EARNINGS PER UNIT (basic and diluted):
Common Unit	$(0.03)	$0.09
Weighted average number of units outstanding (basic and diluted):
Common units	35,490,000	35,490,000

	March 31, 2019	December 31, 2018
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$114,793	$112,963
Vessels, net	939,897	947,377
Total assets	$1,057,953	$1,063,436
Total current liabilities	271,537	272,742
Total long-term debt, gross of deferred financing fees, including current portion	721,600	722,800
Total partners’ equity	$322,878	$326,485

Selected Historical Financial Data and Other Financial Information	Three Months Ended March 31,
	2019	2018
CASH FLOW DATA
Net cash provided by operating activities	$9,186	$11,853
Net cash used in investing activities	—	—
Net cash used in financing activities	$(6,832)	$(17,916)

FLEET PERFORMANCE DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period/ (years)	8.6	7.6
Available Days (4)	540.0	540.0
Fleet utilization (5)	100%	100%

OTHER FINANCIAL DATA
Cash distributions per common unit for the period (6)	$0.0625	$0.25
Cash distributions per Series A Preferred Unit (7)	$0.5625	$0.5625
Cash distributions per Series B Preferred Unit (8)	$0.546875	—
Time Charter Equivalent (in U.S. Dollars) (9)	$57,113	$61,635
Adjusted EBITDA (9)	$21,716	$26,590

(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third party ship brokers.
(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees.
(3)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(4)
Available Days are the total number of calendar days our vessels were in our possession during a period less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(5)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)
Corresponds to a cash distribution of $0.0625 and $0.25 per common unit in respect of the first quarters of 2019 and 2018, respectively which were paid in the second quarter of 2019 and 2018, respectively.

(7)
Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first quarters of 2019 and 2018, respectively which were paid in the second quarter of 2019 and 2018, respectively.

(8)	Corresponds to a cash distribution of $0.546875 in respect of the first quarter of 2019, which was paid in the second quarter of 2019.
(9)	Non-GAAP Financial Information
TCE. Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

	Three Months Ended March 31,
(In thousands of U.S. Dollars, except as otherwise stated)	2019	2018
Voyage revenues	$31,403	$33,904
Voyage expenses	(562)	(621)
Time charter equivalent revenues	30,841	33,283
Available Days	540	540
Time charter equivalent (TCE) rate (in U.S Dollars)	$57,113	$61,635

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented below, may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income to Adjusted EBITDA	Three months ended March 31,
(In thousands of U.S. Dollars)	2019	2018
Net Income	$1,892	$4,840
Net interest and finance costs (1)	12,505	11,882
Depreciation	7,480	7,476
Class survey costs	—	467
Amortization of fair value of acquired time charter	—	1,787
Amortization of deferred revenue	(197)	138
Amortization of deferred charges	36	—
Adjusted EBITDA	$21,716	$26,590

(1)	Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.
Principal Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;

•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this report, apart from the Lena River, (which is expected to commence its employment with Yamal on or about July 1, 2019), all the vessels in our Fleet are employed under multi-year time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•
Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

•
Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

        •         Our ability to exercise the options to purchase the Additional Optional Vessels;
•	The timely delivery of any vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterers’ obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and take delivery of the Additional Optional Vessels currently under construction;
•           The supply and demand relationship for LNG shipping services;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer’s requirements;
•	Our ability to successfully defend against any claims, suits, and complaints, including but not limited to those involving government laws and regulations and product liability;
•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortization levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer’s right for early termination of the charters under certain circumstances;
•	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.
Results of Operations

Three months ended March 31, 2019 compared to the three months ended March 31, 2018
Voyage revenues
Voyage revenues, adjusted for deferred revenue amortization and the amortization of the fair value of acquired time charter, decreased by $4.6 million, or 12.8%, to $31.2 million in the three months ended March 31, 2019, as compared to $35.8 million in the same period of 2018. This decrease was mainly due to:
(i)	lower revenues earned on the Arctic Aurora, which, in August 2018 rolled-over into its new charter with Equinor ASA ("Equinor") at a lower charter rate;
(ii)
lower revenues earned on the Ob River, which completed employment under its multi-year charter contract with Gazprom Global LNG Limited ("Gazprom") in April 2018 and subsequently, began employment under a ten-year charter party with an entity that is part of the wider Gazprom group of companies at a lower charter rate; and

(iii)
lower revenues earned on the Lena River, which completed its employment under its multi-year charter contract with Gazprom in October 2018 and in the same month, was delivered into its multi-month charter with a major energy company at a lower charter rate.

This decrease in voyage revenues was, however, partially offset by the increase in the first quarter 2019 voyage revenues on its steam turbine vessel, the Clean Energy, which was delivered to its eight-year charter party with Gazprom in July 2018. The vessel had been trading in the spot market in the first quarter of 2018 at a lower charter rate.
Voyage expenses- including voyage expenses to related party
Voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) was $0.6 million in the three month periods ended March 31, 2019 and 2018.
Vessel operating expenses
Vessel operating expenses were $6.9 million, which corresponds to a daily rate of $12,817 per LNG carrier in the three-month period ended March 31, 2019, as compared to $6.3 million, or a daily rate of $11,741 per LNG carrier in the three-month period ended March 31, 2018. This increase is mainly attributable to the increased operating expenses of the Yenisei River in the first quarter of 2019, as compared to the corresponding quarter of 2018. The Yenisei River has been employed by Yamal since August 2018.

Dry-docking and special survey costs
Dry-docking and special survey costs were nil during the three months ended March 31, 2019, as compared to $0.5 million incurred in the same period in 2018, during which preliminary peripheral expenditures were incurred with regards to the dry-docking repairs for the Arctic Aurora, which were completed in the second quarter of 2018.
General and Administrative Expenses- including related party costs
During the three month periods ended March 31, 2019 and 2018, we incurred general and administrative expenses of $0.4 million and $0.6 million, respectively. The $0.2 million, or 33.3%, decrease in the three-month period ended March 31, 2019 general and administrative charges, as compared to the same period in 2018, is mainly associated with decreased legal and other miscellaneous costs incurred during the period as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.
Management fees- related party
During each of the three-month periods ended March 31, 2019 and 2018, we incurred $1.6 million in management fees, or a daily fee of $2,985 and $2,898 per vessel per day, respectively. The 3% increase in management fees in the three-month period ended March 31, 2019, as compared to the same period in 2018, is consistent with the annual daily increase prescribed in our management agreements.
Depreciation
Depreciation expense amounted to $7.5 million during both the three-month periods ended March 31, 2019 and 2018.
Interest and finance costs
For the three months ended March 31, 2019 and 2018, interest and finance costs were $13.1 million and $12.0 million, respectively. The increase of $1.1 million, or 9.2%, in period interest and finance costs is commensurate with the increase in the Partnership’s weighted average interest in the first quarter of 2019 related to increased interest charges on its variable interest bearing secured debt, as compared to the corresponding period of 2018.

Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2018. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Commission on April 24, 2019.
Recent Accounting Pronouncements
For information related to recent accounting pronouncements in 2019, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.
Liquidity and Capital Resources
We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity and debt financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying a certain liquidity covenant contained in our 2019 Notes.

Our short-term liquidity requirements are primarily the servicing of our debt which includes the full repayment of the $250 million 2019 Notes which are due on October 30, 2019 and, funding of the necessary working capital, including vessel operating expenses and payments, under our management agreements. Our long-term liquidity requirements relate primarily to the funding of capital expenditures as and if incurred, including, the acquisition of additional vessels as well as the repayment of our long-term debt.  Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the three months ended March 31, 2019, our principal sources of funds were our operating cash flows. In accordance with our Partnership Agreement, as amended from time to time, we are required to distribute all of our available cash to unitholders each quarter, subject to the broad discretion of our Board of Directors to establish reserves and other limitations. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns.

During the three-month period ended March 31, 2019, we generated net cash from operating activities of $9.2 million, as compared to $11.9 million in the same period of 2018, which represents a decrease of $2.7 million, or 22.7%. This decrease in net cash from operating activities was mainly attributable to (i) the lower revenues we earned in the three-month period ended March 31, 2019, in relation to the corresponding period of 2018, as discussed above,  and (ii) the increase in U.S. Libor rates, which correspondingly, increased the Partnership’s interest and finance costs with respect to Partnership’s $480 million senior secured term loan (the “Term Loan B”) in the first quarter of 2019 in comparison to the first quarter of 2018, as discussed above.

As of March 31, 2019, we reported cash of $112.3 million (including free cash liquidity requirements imposed by our 2019 Notes), which represented an increase of $2.4 million, or 2.1%, from December 31, 2018. As of March 31, 2019, we had available liquidity of $142.3 million, which includes our reported free cash and the $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility, as amended, with our Sponsor, which was extended on November 14, 2018 for a further five-year term, and is available to us at any time until November 14, 2023.  The $30 Million Revolving Credit Facility with our Sponsor remains available in its entirety as of the date of this report.
Our aggregate outstanding indebtedness as of March 31, 2019, was $721.6 million, which is gross of unamortized loan fees and includes the Term Loan B and our 2019 Notes. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor, as amended, discussed above. As of March 31, 2019, we were in compliance with all of the covenants contained in our debt agreements.
As of March 31, 2019, we reported a working capital deficit of $156.7 million as compared to a working capital deficit of $159.8 million as of December 31, 2018, which represents a decrease of $3.1 million, or 1.9%. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.

As of December 31, 2018, we reported that available cash and cash expected to be generated from operating activities was not sufficient to repay the 2019 Notes, which mature on October 30, 2019 and therefore, there was substantial doubt about our ability to continue as a going concern. We continue to explore several capital raising alternatives for the refinancing of the 2019 Notes and for this purpose, we are in an advanced stage with potential banks and lending sources for a potential financing transaction which, among other things, may provide funding for the payment due on the maturity date of the 2019 Notes, and/or Term Loan B, or a combination of the foregoing. Although we expect to finalize such financing transaction, we have not yet agreed terms or entered into any definitive binding documentation and the conditions for the substantial doubt about our ability to continue as a going concern are present and continuing.

Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.
Our Borrowing Activities
As of March 31, 2019, our outstanding borrowings relate to the Term Loan B and our 2019 Notes. As explained above in “Liquidity and Capital Resources” section, we are in an advanced stage with potential banks and lending sources for a potential financing transaction which, among other things, may provide funding for the payment due on the maturity date of the 2019 Notes, and/or Term Loan B, or a combination of the foregoing. For further information relating to our secured and unsecured debt and the discussion on going concern considerations arising from the upcoming maturity of our 2019 Notes, please see Note 3 and Note 6 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2018, which was filed with the Commission on April 24, 2019, and Notes 3 and 6 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.
Distributions
Distributions on Common Units
On February 14, 2019, we paid our first quarterly common units cash distribution at the reduced level of $0.0625 per common unit in respect of the fourth quarter of 2018, to all common unitholders of record as of February 7, 2019.
On May 10, 2019, we paid a cash distribution in respect of the first quarter of 2019 of $0.0625 per common unit to all common unitholders of record as of May 3, 2019.
Distributions on Series A Preferred Units
On February 12, 2019, we paid a cash distribution for the period from November 12, 2018 to February 11, 2019, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2019.

On May 13, 2019, we paid a cash distribution for the period from February 12, 2019 to May 11, 2019, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 6, 2019.
Distributions on Series B Preferred Units
On February 22, 2019, we paid the first cash distribution for the period from October 23, 2018 to February 21, 2019, of $0.7231 per unit to all Series B Preferred unitholders of record as of February 15, 2019.

On May 22, 2019, we paid a cash distribution for the period from February 22, 2019 to May 21, 2019, of $0.546875 per unit to all Series B Preferred unitholders of record as of May 15, 2019.
Cash Flows
The following table summarizes our net cash flows from/(used in) operating, investing and financing activities and our cash and cash equivalents for the three month periods ended March 31, 2019 and 2018:
	Three months ended March 31,
(in thousands of U.S. Dollars)	2019	2018
Net cash provided by operating activities	$9,186	$11,853
Net cash used in investing activities	—	—
Net cash used in financing activities	(6,832)	(17,916)
Cash and cash equivalents and restricted cash at beginning of period	109,917	67,464
Cash and cash equivalents and restricted cash at end of period	$112,271	$61,401

Operating Activities
Net cash from operating activities amounted to $9.2 million for the three months ended March 31, 2019, as compared to $11.9 million for the same period in 2018. This decrease was directly correlated with the decrease in period net income, as discussed above.
Net cash from operating activities amounted to $11.9 million for the three months ended March 31, 2018, as compared to $18.2 million for the same period in 2017. This decrease was directly correlated with the decrease in period net income.
Investing activities
No cash was used in investing activities during both the three month periods ended March 31, 2019 and 2018.

Financing activities

Net cash used in financing activities was $6.8 million during the three months ended March 31, 2019 and mainly consisted of: (i) distributions of $5.5 million paid to our limited partners and preferred unitholders during the period (see “Distributions” above), (ii) payment of $1.2 million of regular principal installments under the Term Loan B and (iii) payment of $0.1 million in securities registration and other filing costs.

Net cash used in financing activities was $17.9 million during the three months ended March 31, 2018 and consisted of: (i) distributions paid to our limited partners and preferred unitholders during the period of $16.7 million (see “Distributions” above) and (ii) payment of $1.2 million of regular principal installment under the Term Loan B.

Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of March 31, 2019:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. Dollars)
Long-Term Debt	$721,600	$254,800	$9,600	$457,200	$-
Interest on long term debt (1)	144,642	42,542	65,651	36,449	-
Management fees & commissions payable to the Manager (2)(3)	26,607	6,462	9,689	2,599	7,857
Executive Services fee (4)	2,795	604	1,207	984	-
Administrative Services fee (5)	40	40	-	-	-
Total	$895,684	$304,448	$86,147	$497,232	$7,857

(1)
Our variable rate long-term debt outstanding as of March 31, 2019 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period LIBOR, the LIBOR specific to our Term Loan B as of March 31, 2019 and our applicable margin rate.

(2)
Under the terms of the management agreements, we currently pay our Manager a management fee of $2,985 per day per vessel, which is subject to an annual increase of 3% and to further annual increases, if any, by an amount to be agreed between us and our Manager, to reflect material unforeseen costs of providing the management services, which amount is required to be reviewed and approved by our Conflicts Committee. The management agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
Not including $2.2 million of the "Management fees & commissions payable to the Manager" related to the commissions on variable hire contained in certain time charter contracts with Yamal, which represents the operating expenses of the vessel and is subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of "Management fees & commissions payable to the Manager" payable to the Manager in respect of such variable hire rate may therefore differ from the amounts included in the contractual obligations, due to the annual variations in each vessel's respective operating cost.

(4)
On March 21, 2014, we entered into an executive services agreement with our Manager, or the Executive Services Agreement, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors.  Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1221, the EURO/USD exchange rate as of March 31, 2019 and does not include any incentive compensation which our Board of Directors may agree to pay.

(5)
On December 30, 2014 and with effect from the IPO closing date, we entered into an administrative services agreement with our Manager (the "Administrative Services Agreement"), according to which we are provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by the Manager as per the provisions of the agreement.

Supplemental Information
ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries
The following table sets forth summary financial information of Arctic LNG Carriers Ltd., the Partnership’s wholly owned subsidiary and borrower under the Term Loan B and each of its vessel owning subsidiaries, which is a subsidiary guarantor of the Term Loan B (collectively “Arctic LNG Carriers”) as at and for the periods presented, which are derived from the unaudited interim financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	March 31,	December 31,
(expressed in thousands of United states dollars)	2019	2018
Balance sheet data:
Total assets	$961,675	$970,989
Total cash	17,479	18,961
Total debt, net of deferred loan fees	$463,072	$463,747

	Three months ended March 31,
(expressed in thousands of United states dollars)	2019	2018
Income statement and other operational data:
Net income	$6,038	$9,521
Revenues	31,403	33,904
Adjusted EBITDA	$22,151	$27,218

Arctic LNG Carriers reconciliation of net income to Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.
Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

	Three months ended March 31,
(In thousands of U.S. dollars)	2019	2018
Net income	$6,038	$9,521
Net interest and finance costs (1)	8,793	7,829
Depreciation	7,480	7,476
Class survey costs	—	467
Amortization of fair value of acquired time charter	—	1,787
Amortization of deferred revenue	(196)	138
Amortization of deferred charges	36	—
Adjusted EBITDA	$22,151	$27,218
(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 MARCH 31, 2019 (UNAUDITED) AND DECEMBER 31, 2018

DYNAGAS LNG PARTNERS LP
    INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP
Consolidated Condensed Balance Sheets
As of March 31, 2019 (unaudited) and December 31, 2018
           (Expressed in thousands of U.S. Dollars — except for unit data)

	Note	March 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$112,271	$109,917
Trade receivables		39	48
Prepayments and other assets		789	692
Inventories		743	1,220
Due from related party	4	951	1,086
Total current assets		114,793	112,963

FIXED ASSETS, NET:
Vessels, net	5	939,897	947,377
Total fixed assets, net		939,897	947,377

OTHER NON CURRENT ASSETS:
Due from related party	4	1,350	1,350
Accrued charter revenue		545	342
Deferred charges		1,368	1,404
Total assets		$1,057,953	$1,063,436

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,765 and $3,046, respectively	6	$252,035	$251,754
Trade payables		5,011	5,736
Due to related party	4	173	306
Accrued liabilities		3,939	4,206
Unearned revenue		10,379	10,740
Total current liabilities		271,537	272,742

NON-CURRENT LIABILITIES:
Deferred revenue		3,153	3,147
Long-term debt, net of current portion and unamortized deferred financing fees of $6,415 and $6,938, respectively	6	460,385	461,062
Total non-current liabilities		463,538	464,209

Commitments and contingencies	9	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 35,490,000 units issued and outstanding as at March 31, 2019 and December 31, 2018)	10	196,184	199,400
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at March 31, 2019 and December 31, 2018)	10	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at March 31, 2019 and December 31, 2018)	10	53,497	53,885
General Partner (35,526 units issued and outstanding as at March 31, 2019 and December 31, 2018)	10	(19)	(16)
Total partners’ equity		322,878	326,485
Total liabilities and partners’ equity		$1,057,953	$1,063,436
 The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Condensed Consolidated Statements of Income
For the three month periods ended March 31, 2019 and 2018
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Three months ended March 31,
	Note	2019	2018
REVENUES:
Voyage revenues		$31,403	$33,904
EXPENSES:
Voyage expenses (including related party)		(562)	(621)
Vessel operating expenses		(6,921)	(6,340)
Dry-docking and special survey costs		—	(467)
General and administrative expenses (including related party)	4	(447)	(629)
Management fees-related party	4	(1,612)	(1,565)
Depreciation	5	(7,480)	(7,476)

Operating income		$14,381	$16,806

OTHER INCOME/(EXPENSES):
Interest and finance costs	6, 12	(13,077)	(12,045)
Interest income		572	163
Other, net		16	(84)

Total other expenses		(12,489)	(11,966)

Partnership’s Net Income		$1,892	$4,840
Common unitholders’ interest in Net Income		$(998)	$3,149
Series A Preferred unitholders’ interest in Net Income		$1,688	$1,688
Series B Preferred unitholders’ interest in Net Income		$1,203	$—
General Partner’s interest in Net Income		$(1)	$3
(Loss)/Earnings per unit, basic and diluted:	11
Common unit (basic and diluted)		$(0.03)	$0.09
Weighted average number of units outstanding, basic and diluted:	11
Common units		35,490,000	35,490,000
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Partners’ Equity
For the three month periods ended March 31, 2019 and 2018
 (Expressed in thousands of U.S. Dollars—except for unit data)

						Partners’ Capital
	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2017	3,000,000	—	35,490,000	35,526	$73,216	$—	$245,055	$47	$318,318
—Net income	—	—	—	—	1,688	—	3,149	3	4,840
—Distributions declared and paid (common and preferred units) (Note 10)	—	—	—	—	(1,687)	—	(14,995)	(32)	(16,714)
BALANCE, March 31, 2018	3,000,000	—	35,490,000	35,526	$73,217	$—	$233,209	$18	$306,444

						Partners’ Capital
	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2018	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,885	$199,400	$(16)	$326,485
—Net income	—	—	—	—	1,688	1,203	(998)	(1)	1,892
—Distributions declared and paid (common and preferred units) (Note 10)	—	—	—	—	(1,688)	(1,591)	(2,218)	(2)	(5,499)
BALANCE, March 31, 2019	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,497	$196,184	$(19)	$322,878

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2019 and 2018
(Expressed in thousands of U.S. Dollars)

	Note	March 31, 2019	March 31, 2018
Cash flows from Operating Activities:
Net income:		$1,892	$4,840
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5	7,480	7,476
Amortization and write-off of deferred financing fees	12	804	811
Deferred revenue amortization		(197)	138
Amortization of deferred charges		36	—
Amortization of fair value of acquired time charter	8	—	1,787
Changes in operating assets and liabilities:
Trade accounts receivable		9	42
Prepayments and other assets		(97)	(49)
Inventories		477	(1,028)
Due from/to related parties		2	(583)
Trade accounts payable		(592)	1,863
Accrued liabilities		(267)	(229)
Unearned revenue		(361)	(3,215)
Net cash provided by Operating Activities		$9,186	$11,853

Cash flows from Investing Activities:
Other additions to vessels’ equipment	5	—	—
Net cash used in Investing Activities		$—	$—

Cash flows from Financing Activities:
Payment of securities registration and other filing costs		(133)	(2)
Distributions declared and paid		(5,499)	(16,714)
Repayment of long-term debt	6	(1,200)	(1,200)
Net cash used in Financing Activities		$(6,832)	$(17,916)

Net increase in cash and cash equivalents and restricted cash		2,354	(6,063)
Cash and cash equivalents and restricted cash at beginning of the period		109,917	67,464
Cash and cash equivalents and restricted cash at end of the period		$112,271	$61,401
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		112,271	61,401
Restricted cash		—	—
Cash and cash equivalents and restricted cash		$112,271	$61,401

         The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Partnership Formation and General Information:

Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (a) an omnibus agreement with the Sponsor, as amended and as currently in effect, (the “Omnibus Agreement”), which provides the Partnership the right to purchase all or a portion of the ownership interests in certain identified liquefied natural gas (“LNG”) carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 4(c)) and, (b) a $30 million interest free revolving credit facility with its Sponsor (the “$30 million Sponsor Facility”), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of March 31, 2019:

Vessel Owning Subsidiaries:
Company Name	Country of incorporation/ formation	Vessel Name	Delivery Date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	May 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	May 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	May 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”) (1)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the 2019 Notes discussed under Note 6 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s $480 million senior secured term loan (“Term Loan B”) discussed under Note 6.
(1) On December 19, 2018, Dynagas Equity was incorporated in the Republic of the Marshall Islands. On December 21, 2018, Dynagas Equity Holding Limited, the Partnership’s former subsidiary with the same name incorporated in the Republic of Liberia, merged into Dynagas Equity, with Dynagas Equity of Marshall Islands continuing as the surviving entity. Dynagas Equity assumed all of the assets and liabilities of Dynagas Equity Holding Limited of Liberia.
Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 4(a)).
As of March 31, 2019, the Partnership’s Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S Securities and Exchange Commission (“SEC”) for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2018 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on April 24, 2019. In the opinion of the Partnership’s management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results and cash flows have been included in the financial statements for the periods presented. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

2. Significant Accounting Policies and Recent Accounting Pronouncements:
A summary of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 24, 2019. There have been no material changes to these policies in the three month period ended March 31, 2019.
During the three month periods ended March 31, 2019 and 2018, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:
Charterer	2019	2018
A	49%	75%
B	21%	—
C	16%	20%
D	14%	—
Total	100%	95%

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements Not Yet Adopted

i)
ASU 2016-13: In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Partnership's consolidated financial position and performance.

ii)	ASU No. 2018-13: In August 2018, the FASB issued ASU No. 2018-13, “Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within that year. Early adoption is permitted for any eliminated or modified disclosures upon issuance of this ASU. Management is currently evaluating the impact of this adoption on its consolidated financial statements and related disclosures.

3. Going concern considerations

As of December 31, 2018, the Partnership reported that available cash and cash expected to be generated from operating activities was not sufficient to repay the 2019 Notes, which mature on October 30, 2019 and therefore, there was substantial doubt about the Partnership’s ability to continue as a going concern.
The Partnership continues to explore several capital raising alternatives for the refinancing of the 2019 Notes and is in an advanced stage with potential banks and lending sources for a potential financing transaction which, among other things, may provide funding for the payment due on the maturity date of the 2019 Notes, and/or Term Loan B, or a combination of the foregoing. Although the Partnership expects to finalize such financing transaction, it has not yet agreed terms or entered into any definitive binding documentation and the conditions for the substantial doubt about the Partnership’s ability to continue as a going concern are present and continuing.
4. Transactions with related parties:
During the three-month periods ended March 31, 2019 and 2018, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of income:

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Transactions with related parties (continued):

	Three months ended March 31,
	2019	2018
Included in voyage expenses
Charter hire commissions (a)	$390	$448

Included in general and administrative expenses – related party
Executive services fee (d)	$154	$164
Administrative services fee (e)	$30	$30

Management fees-related party
Management fees (a)	$1,612	$1,565

As of March 31, 2019 and December 2018, balances with related parties consisted of the following:

	Period/Year ended
	March 31, 2019	December 31, 2018
Assets:
Working capital advances granted to the Manager (a)	$951	$1,086
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$—	$154
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$143	$122
Total liabilities due to related party, current	$173	$306
a) Dynagas Ltd.
The Partnership’s vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership’s Manager (the “Management Agreements”). Pursuant to the terms of these Management Agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon vessel’s delivery until the termination of the Management Agreement. The Management Agreements initially terminate on December 31, 2020 and are thereafter, automatically extended in additional eight-year increments if notice of termination is not previously provided by the Partnership’s vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of each vessel’s Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Transactions with related parties (continued):
During the three-month period ended March 31, 2019 and 2018, each vessel was charged a daily management fee of $3.0 and $2.9, respectively. During the three-month periods ended March 31, 2019 and 2018, management fees under the vessel Management Agreements amounted to $1,612 and $1,565 respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.

The Management Agreements also provide for:

(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager; and
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.

During the three-month periods ended March 31, 2019 and 2018, charter hire commissions under the Management Agreements amounted to $390 and $448 respectively, and are included in Voyage expenses-related party in the accompanying unaudited interim condensed consolidated statements of income.
The Management Agreements will terminate automatically after a change of control of the owners and/or of the owners’ ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of March 31, 2019, based on the maximum period prescribed in the Management Agreements up to the initial termination period and the basic daily fee in effect during the three-month period ended March 31, 2019, such termination fee would be approximately $19.6 million.

The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of March 31, 2019 and December 31, 2018, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated condensed balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of March 31, 2019 and December 31, 2018 amounts of $951 and $1,086, respectively, were due from the Manager in relation to these working capital advances granted to it.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The $30 million Sponsor Facility was extended on November 14, 2018 for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of March 31, 2019 and December 31, 2018.
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership’s option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), including the Partnership’s right to acquire the Sponsor’s ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the “Additional Optional Vessels” and together with the Initial Optional Vessels, the “Optional Vessels”), which were all delivered between December 2017 and February 2019, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
4. Transactions with related parties (continued):
(iv) the Sponsor’s provisions of certain indemnities in favor of the Partnership.
The purchase option periods with regards to the four remaining Initial Optional Vessels expired in December 2018 unexercised. The Partnership retains the legal right to exercise the option to acquire from its Sponsor its 49% ownership interest in the Additional Optional Vessels, at the period specified and as per the terms prescribed in the Omnibus Agreement.
(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $604 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1221 as of March 31, 2019), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the three-month periods ended March 31, 2019 and 2018, executive service fees amounted to $154 and $164, respectively, and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the three month periods ended March 31, 2019 and 2018, administrative service fees amounted to $30 and are included in general and administrative expenses – related party in the accompanying unaudited interim condensed consolidated statements of income.
(f) Other
Under two of the Partnership’s time charter contracts with a third party charterer, if Vasora Marine Company Limited (“Vasora”), an entity unrelated to the Partnership, that has also entered into a time charter contract with the same charterer for its vessel under construction, defaults to take delivery of its vessel according to the terms of the shipbuilding contract with the shipyard, then the charterer will have the right to terminate or amend the above mentioned Partnership’s time charter contracts. Vasora is beneficially owned by the managing director of Dynagas Ltd, the Partnership’s Manager.
The Partnership did not have any monetary transactions with Vasora during the three months ended March 31, 2019 or 2018 and did not have any receivables from or payables to the entity at March 31, 2019 and 2018. The vessel is expected to be delivered within 2019. Upon delivery of the vessel, the Partnership’s time charter contracts will no longer be affected by any potential non-compliance by Vasora.
5. Vessels, net:
The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2018	$1,167,909	$(220,532)	$947,377
Period depreciation	—	(7,480)	(7,480)
Balance March 31, 2019	$1,167,909	$(228,012)	$939,897

As of March 31, 2019, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the Term Loan B, further discussed in Note 6.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Long-Term Debt:
The amounts shown in the accompanying consolidated condensed balance sheets are analyzed as follows:
		Period / Year Ended
Debt instruments	Borrowers-Issuers	March 31, 2019	December 31, 2018

$480 Million Term Loan Facility	Arctic LNG and Dynagas Finance LLC	471,600	472,800
$250 Million Senior Unsecured Notes	Dynagas Partners and Dynagas Finance	250,000	250,000
Total debt		$721,600	$722,800
Less deferred financing fees		(9,180)	(9,984)
Total debt, net of deferred finance costs		$712,420	$712,816
Less current portion, net of deferred financing fees		$(252,035)	$(251,754)

Long-term debt, net of current portion and deferred financing fees		$460,385	$461,062

$480 Million Senior Secured Term Loan Facility

On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan (the “Term Loan B”). The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership’s existing $340 million senior secured revolving credit facility and the $200 million term loan facility and to pay transaction fees and expenses. The Term Loan B bears interest at LIBOR plus a margin and provides for a 0.25% quarterly amortization on the principal and a bullet payment at maturity in May 2023. The Term Loan B is secured by a first priority mortgages on the vessels owned by the borrower subsidiary guarantors, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels, pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries, among others and is guaranteed by the Partnership, certain of the Partnership’s subsidiaries and the vessel-owning subsidiaries of Arctic LNG.

The Term Loan B contains cross default provisions and negative covenants customary for facilities of the type, including, but not limited to, certain limitations on indebtedness, asset sales, transactions with affiliates, restricted payments (with the ability to distribute available cash subject to no event of default and compliance with certain financial covenants) as further set forth in the provisions of the Term Loan B.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Long-Term Debt (continued):

$250 Million Senior Unsecured Notes due 2019
On September 15, 2014, the Partnership completed the public offering of the 2019 Notes due October 30, 2019 with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The 2019 Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. Pursuant to the terms of the 2019 Notes and the Indenture governing the 2019 Notes, the Partnership may issue, from time to time, senior unsecured debentures, which may be unlimited as to principal amount, in one or more series. The 2019 Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at the option of the Partnership prior to maturity.

The Term Loan B and the 2019 Notes contain financial covenants that require the Partnership to:

•
meet a specified maximum loan to value ratio, which is the ratio of the aggregate principal amounts due under the Term Loan B to the aggregate fair value of the collateral vessels under the Term Loan B;

•	meet a specified minimum debt service coverage ratio, the ratio of the twelve month rolling operating cash flow of Arctic LNG to the twelve month rolling debt service payments under the Term Loan B;
•	maintain aggregate free liquidity of at least $20.0 million;
•	meet a maximum leverage ratio expressed as a percentage of total borrowings to total book assets; and
•	maintain a certain minimum net worth level.

The financing agreements for both the Term Loan B and the 2019 Notes restrict the Partnership from declaring or making any distributions if an event of default has occurred, is occurring or would occur as a result of the distribution. The Term Loan B further restricts the Partnership from paying any dividend or other distributions unless a minimum interest coverage ratio is met on a consolidated basis.

As of March 31, 2019, the Partnership was in compliance with all financial covenants prescribed in its debt agreements, including the 2019 Notes and the Term Loan B.
The annual principal payments for the Partnership’s outstanding debt arrangements as at March 31, 2019 required to be made after the balance sheet date were as follows:
Year ending December 31,	Amount
2019	$253,600
2020	4,800
2021	4,800
2022	4,800
2023	453,600

Total long-term debt	$721,600

The Partnership’s debt is denominated in U.S. dollars and, apart from the 2019 Notes that bear a fixed interest rate, the Term Loan B bears a floating interest rate. The weighted average interest rate on the Partnership’s long-term debt for the three months ended March 2019 and 2018, was 6.7% and 6.2%, respectively.

Total interest incurred on long-term debt for the three-month periods ended March 31, 2019 and 2018, amounted to $12,185 and $11,196, respectively, and is included in Interest and finance costs (Note 12) in the accompanying unaudited interim condensed consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
◾
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated condensed balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated condensed balance sheets. The fair value of non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $1,187 as of March 31, 2019, compared to its carrying value of $1,350 as of the same date.

◾
Long-term debt: The Term Loan, B discussed in Note 6, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The 2019 Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $239.4 million as of March 31, 2019, compared to its carrying value of $250.0 million.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
◾	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
◾
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and

◾	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.

8. Time charters acquired:
In December 2015, the Partnership acquired from its Sponsor, the Lena River, which was one of the Initial Optional Vessels (Note 4(c)). In connection with the Lena River acquisition, the Partnership paid an aggregate consideration of $240.0 million consisting of (i) the purchase price of the vessel and (ii) the fair value of the favorable time charter contract attached to the vessel. As a result, the Partnership recognized an intangible asset of $20.0 million, which represented the fair value of the time charter acquired, at the time of acquisition.

During the three-month periods ended March 31, 2019 and 2018, the amortization of the above market acquired time charter related to the acquisition of the Lena River amounted to nil and $1,787 respectively, and is included in Voyage revenues in the accompanying unaudited interim condensed consolidated statements of income. As of March 31, 2019 and 2018, accumulated amortization related to the time charter acquired amounted to $20,000 and $16,520 respectively. The respective intangible asset was fully amortized to revenues in the third quarter of 2018, in accordance with the expiration of the respective charter contract.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Commitments and Contingencies:

(a) Long-term leases:
The Partnership employs its vessels under time charter contracts. Certain of its time charters provide for variable lease payments, escalating lease payments, charterers’ options to extend the lease terms, termination clauses and charterers’ options to purchase the underlying assets. The Partnership, in order to calculate future minimum contracted lease payments, has assessed all the relevant factors that create an economic incentive for the lessee to be reasonably certain to exercise lease renewal, termination or purchase options.

Three of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates. Specifically, under one of the Partnership’s time charters, the charterer has options to extend a three year contract, by two consecutive twelve month periods, at escalating rates and, under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder. The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

As of March 31, 2019, the Partnership reported lease income (which excludes the non- cash adjustments) of $31.2 million. The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of March 31, 2019, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

Year ending December 31,	Amount
2019	$91,642
2020	125,783
2021	114,794
2022	103,824
2023	103,824
2024 and thereafter	654,475
Total	$1,194,342

(b) Other:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is then able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Partnership is covered in the event of any liabilities associated with the individual vessels’ actions up to the maximum limits as provided for by the Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Commitments and Contingencies (continued):
(c) Technical and Commercial Management Agreement:
As further disclosed in Note 4, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to certain Management Agreements. For the commercial services provided under the Management Agreements, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $14,929. For vessel administrative and technical management fees, the Partnership paid during the three-month period ended March 31, 2019, a daily management fee of $3.0 per vessel (Note 4(a)). Management fees for the period from January 1, 2019 to the date of the expiration of the agreements on December 31, 2020, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to be $11,677 and are analyzed as follows:

Period/ Year ending December 31,	Amount
2019	$4,925
2020	6,752
Total	$11,677
10.            Partners’ Equity:
Series A Preferred Units:

On July 20, 2015, the Partnership concluded an underwritten public offering of 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received $72.3 million of proceeds from this offering, net of the $2.4 million underwriting discount of and incurred offering expenses of $0.3 million.

Series B Preferred Units:

On October 23, 2018, the Partnership concluded the underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received net proceeds of $53.0 million from this offering, after deducting underwriters’ discounts and commissions and offering expenses, which amounted to $2.0 million.

Conversion of Sponsor’s Subordinated Units into Common Units:

On January 23, 2017 (the “Sponsor Subordinated Units Conversion Date”), upon payment by the Partnership to its common unitholders of the quarterly distribution in respect of the fourth quarter of 2016 and upon satisfaction of certain other conditions defined and set forth in the partnership agreement then in effect, the Partnership’s subordination period expired. Accordingly, the Sponsor’s 14,985,000 issued and outstanding subordinated units representing limited partner interests in the Partnership were converted into common units on a one-for-one basis (the “Sponsor Subordinated Units Conversion”). Pursuant to the terms of the limited partnership agreement then in effect, after the expiration of the subordination period, arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters no longer accrue and the subordinated units participate pro rata with other common units in distributions of available cash. No cash consideration was paid in connection with the Sponsor Subordinated Units Conversion.

Concurrently with the conclusion of the Series B Preferred Units Public Offering, the Partnership entered into the Limited Partnership Agreement in order to, among others, conform its provisions to the terms and provisions related to the issuance of the Series B Preferred Units and to remove references to subordinated units and subordinated period that are no longer in effect.

As of March 31, 2019, the Partnership had 35,490,000 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners’ Equity (continued):

Common and General Partner unit distribution provisions:

After the end of the subordination period, which expired December 31, 2016, the Partnership pays distributions in the following manner:

•     first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and
•   second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Limited Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$ 0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

On April 18, 2018, the Partnership announced a reduction in cash distribution to $0.25 per unit to all common unit holders from $0.4225 per common unit in prior quarters, which was approved by the Partnership’s Board of Directors on April 12, 2018 and was paid on May 3, 2018, to all common unitholders of record as of April 26, 2018.

On January 25, 2019, the Partnership announced a reduction in cash distribution to $0.0625 per unit to all common unitholders from $0.25 per common unit in prior quarters, which was paid on February 14, 2019, to all common unitholders of record as of February 7, 2019. The level of future cash distribution to common unitholders may be further reduced or eliminated by the Partnership’s Board of Directors in its sole discretion.

As the quarterly distributions with respect to the first quarter of 2019 were below $0.365 per common unit, both the actual cash distributions made with regards to this quarter and the allocation of net income for the purposes of the earnings per common unit calculation were based on the limited partners’ and General Partner’s ownership percentage applying to the minimum quarterly distribution level, as per the above presented distribution waterfall.

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Distributions are payable at a distribution rate of 9.00% per annum of the stated liquidation preference.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10. Partners’ Equity (continued):

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum of the stated liquidation preference per unit.
At any time on or after November 22, 2023, the Series B Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

The Series A Preferred Units and the Series B Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units. Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units are rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.

Common unit distributions:

As mentioned above, on January 25, 2019, the Partnership announced a reduction of its quarterly cash distribution to $0.0625 per common unit, for the fourth quarter of 2018, from $0.25 per common unit in prior quarters, which was paid on February 14 to all common unitholders of record as of February 7, 2019.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

10.  Partners’ Equity (continued):

Series A Preferred unit distributions:

On January 21, 2019, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2018 to February 11, 2019. The cash distribution was paid on February 12, 2019, to all Series A preferred unitholders of record as of February 5, 2019.

Series B Preferred unit distributions:

On January 31, 2019, the Partnership’s Board of Directors declared a cash distribution of $0.7231 per unit on its Series B Preferred Units for the period from October 23, 2018 to February 21, 2019. The cash distribution was paid on February 22, 2019, to all Series B preferred unitholders of record as of February 15, 2019.

General Partner Distributions:

During the three-month periods ended March 31, 2019 and 2018, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $2 and $32, respectively.
11. (Loss)/ Earnings per Unit:
The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 10 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the three-month periods ended March 31, 2019 and 2018.
 The calculations of the basic and diluted earnings per common unit are presented below:
	Three months ended March 31,
	2019	2018
Partnership’s Net income	$1,892	$4,840
Less:
Net Income attributable to Series A preferred unitholders	1,688	1,688
Net Income attributable to Series B preferred unitholders	1,203	—
General Partner’s interest in Net Income	(1)	3
Net income/(loss) attributable to common unitholders	$(998)	$3,149
Weighted average number of common units outstanding, basic and diluted	35,490,000	35,490,000
Earnings per common unit, basic and diluted	$(0.03)	$0.09

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
12. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:
	Three months ended March 31,
	2019	2018
Interest expense (Note 6)	$12,185	$11,196
Amortization and write-off of deferred financing fees	804	811
Other	88	38
Total	$13,077	$12,045
13. Subsequent Events:

(a)
First quarter of 2019 common unit cash distribution: On April 22, 2019, the Partnership’s Board of Directors unanimously approved a cash distribution on the Partnership’s common units in respect of the first quarter of 2019 of $0.0625 per common unit. The first quarter common unit cash distribution amounted to $2.2 million and was paid on May 10, 2019, to all common unitholders of record as of May 3, 2019.

(b)
Quarterly Series A Preferred unit cash distribution: On April 25, 2019, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2019 to May 11, 2019. The cash distribution was paid on May 13, 2019, to all Series A preferred unitholders of record as of May 6, 2019.

(c)
Quarterly Series B Preferred unit cash distribution: On April 30, 2019, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2019 to May 21, 2019. The cash distribution was paid on May 22, 2019, to all Series B preferred unitholders of record as of May 15, 2019.

(d)
 Class action filed against the Partnership: A class action litigation titled Mario Epelbaum v. Dynagas LNG Partners LP, Dynagas GP, LLC, Dynagas Holding Ltd, Tony Lauritzen, Michael Gregos and George J. Prokopiou, No. 19-cv-04512 was filed by an investor on May 16, 2019 in the United States District Court for the Southern District of New York. Plaintiff alleges violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and Section 20(a) of the Exchange Act, in relation to certain statements regarding two charter party contracts and the revenue derived from those contracts. Although the litigation is still in its very early phases, the Partnership and its management believe that the allegations in the lawsuit are without merit and intend to vigorously defend their position.